Exhibit-99

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Meritor Board of Directors Names Ivor Evans Executive Chairman;
Jeffrey Craig as Chief Executive Officer

TROY, Mich., April 29, 2015 – The Board of Directors of Meritor, Inc. (NYSE: MTOR) announced that effective today, Ivor J. (“Ike”) Evans, Chairman of the Board of Directors and Chief Executive Officer, has been appointed to the role of Executive Chairman. Jeffrey A. (“Jay”) Craig, President and Chief Operating Officer, succeeds Evans as Chief Executive Officer and will remain President. Craig has also been appointed to the Board of Directors, effective immediately.

“Under Ike’s leadership, Meritor has made significant progress towards the execution of its strategic vision and we are pleased that he will remain actively involved in the Company’s leadership as Executive Chairman,” said William R. Newlin, Meritor’s Lead Independent Director. “We are enthusiastic about Meritor’s prospects for continued growth and shareholder value creation as we work to extend the Company’s positive trajectory and achieve M2016 goals.”

“We have made tremendous progress in advancing and executing our M2016 strategy,” said Evans. “It has been a privilege to serve as Meritor’s CEO, leading an incredibly talented global team in the Company’s transformation. Succession planning has been a priority of mine during my tenure as CEO, and the Board and I agree that now is the right time to name Jay as Meritor’s next CEO. I look forward to remaining actively involved in the company and working closely with Jay and the rest of the management team in my role as Executive Chairman.”

Evans continued, “Jay is a strong leader who possesses a unique combination of commercial expertise and financial acumen with a relentless focus on execution and performance. Jay is ideally suited to lead Meritor as its next CEO as we continue to drive toward achievement of our M2016 targets and create even more value for Meritor’s shareholders.”

“I am honored to succeed Ike as Meritor’s CEO,” said Craig. “With an experienced leadership team and 9,000 hard-working and dedicated employees around the world, Meritor is well positioned to capitalize on numerous growth opportunities that will allow the Company to remain an industry leader for years to come. I look forward to continue building Meritor’s customer relationships, investing strategically in our product portfolio and maintaining operational excellence as we grow our core business.”

Craig continued, “I would like to thank Ike, who has been an important mentor to me in our pursuit of excellence. I am pleased to have his continued support and guidance in his role as Executive Chairman.”

As Executive Chairman, Evans will report directly to the Board of Directors and work closely with Craig and the full Board in the general oversight, succession planning, leadership and setting the strategic direction of the Company.

In a separate press release issued today, Meritor announced the Company's second quarter fiscal 2015 financial results. To view the release, or for more information, please visit the Company's investor relations website at investors.meritor.com.
Ivor J. Evans

Ivor J. ("Ike") Evans has been Chairman and Chief Executive Officer of Meritor, Inc. since 2013, and a member of the Board of Directors since 2005.
Prior to this position, Evans served as president and chief operating officer of Union Pacific Railroad from 1998 until 2004 and as vice chairman of Union Pacific Corporation from January 2004 until his retirement in March 2005.
From 1989 to 1998, he served in various executive positions at Emerson Electric Company, including senior vice president, Industrial Components and Equipment. Prior to that, he was president of Blackstone Corp., an automotive component and systems manufacturer, from 1985 to 1989. He also spent 21 years serving in key operations roles for General Motors Corporation.
Evans is on the board of directors of Textron, Inc.
Jeffrey A. Craig

Jeffrey (“Jay”) Craig has been Meritor’s President and Chief Operating Officer since 2014. In this position, Craig provides oversight to Meritor’s business segments – Commercial Truck & Industrial and Aftermarket & Trailer – and helps lead the company toward the successful execution of its strategic M2016 initiatives. Prior to taking on this position, he was Senior Vice President and President of Meritor’s Commercial Truck & Industrial segment. He served as Senior Vice President and Chief Financial Officer at Meritor from 2009 to 2013 and has held various positions at the company since 2006.

Before joining Meritor, Craig served as president and CEO of General Motors Acceptance Corp.’s (GMAC) Commercial Finance organization from 2001 to 2006. Prior to that, he served as President and CEO of GMAC’s Business Credit division from 1999 until 2001. He joined GMAC as a general auditor in 1997 from Deloitte & Touche, where he served as an audit partner. Craig holds a Bachelor of Science in accounting from Michigan State University and a Master of Business Administration from Duke University in Durham, N.C.

About Meritor
Meritor, Inc. is a leading global supplier of drivetrain, mobility, braking and aftermarket solutions for commercial vehicle and industrial markets. With more than a 100-year legacy of providing innovative products that offer superior performance, efficiency and reliability, the company serves commercial truck, trailer, off-highway, defense, specialty and aftermarket customers around the world. Meritor is based in Troy, Mich., United States, and is made up of more than 9,000 diverse employees who apply their knowledge and skills in manufacturing facilities, engineering centers, joint ventures, distribution centers and global offices in 18 countries. Common stock is traded on the New York Stock Exchange under the ticker symbol MTOR. For important information, visit the company's website at meritor.com.